October 11, 2010

Mark P. Shuman

Legal Branch Chief

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-6010

RE:

Outcast, Inc.

Form RW-Withdrawal of Registration Statement on Form S-1

Registration File No. 333-151520

Ladies and Gentlemen;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Outcast, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 File No. 333-151520 as filed on June 9, 2008 and amendments thereto.

The Company requests withdrawal of the Post Effective Registration Statements in light of the Company’s inability to complete the filing of a timely amendment and comment response.

No securities have been sold pursuant to the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to 2550 E. Desert Inn Road #224 Las Vegas, NV 89121.

If you have any questions regarding this application for withdrawal, please call the Company’s counsel at (619) 840-4566.

Very truly yours,

/s/ Don Singh

Don Singh, President